
PETROBANK
ENERGY AND RESOURCES LTD.

82-34812



RECEIVED
2005 MAR -9 P 12:48

February 17, 2005


05006318

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

(For) Corey C. Ruttan
Director of Corporate Finance and Investor Relations

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

3/14

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com



NEWS RELEASE

PETROBANK ANNOUNCES INCREASED RESERVES AND NEW EXPLORATION BLOCKS

Calgary, Alberta – February 17, 2005 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") is pleased to announce that our international reserve engineers, DeGolyer and McNaughton ("D&M"), have completed their evaluation of our Colombian reserves as at December 31, 2004. We are also pleased to announce that we have commenced negotiations on three new exploration contracts in Colombia. Our Canadian reserves, which are being evaluated by Sproule Associates Limited, will be announced within the next 10 days.

D&M's work incorporated a comprehensive geological and petrophyscial evaluation of both the Orito and Neiva properties and is highlighted as follows:

- Total proved reserves increased by 39% to 5.6 million barrels
- Total proved plus probable reserves increased by 38% to 9.5 million barrels
- NPV 10% (before taxes) increased 110% to US$98.1 million
- Total Company Interest proved, probable and possible (3P) reserves of 19.3 mmbbls

Reserves – Working Interest[1]	Light and Medium Oil (mbbl)	
	Forecast Prices[2]	Constant Prices
Developed Producing	2,142	2,103
Total Proved	5,643	5,509
Total Proved + Probable	9,465	8,812

[1] After State Oil Company share but before 8% royalties
[2] Based on the Company's Canadian reserves evaluator's (Sproule Associates Limited) price forecast effective December 31, 2004.

Reserve Reconciliation – Forecast Prices

	Total Proved	Proven + Probable
December 31, 2003 reserves	4,069	6,873
2004 production	(497)	(497)
Net additions	2,071	3,089
December 31, 2004 reserves	5,643	9,465
Year over year increase	39%	38%

Net Present Value – Before Tax (US$ millions)
Forecast Prices

	2004				2003
	0%	5%	10%	15%	10%
Developed Producing	53.4	42.4	35.3	30.5	20.6
Total Proved	112.6	84.3	65.6	52.6	30.1
Total Proved + Probable	179.9	130.3	98.1	76.1	46.7

Net Present Value – Before Tax (US$MM)
Constant Prices

	2004				2003
	0%	5%	10%	15%	10%
Developed Producing	62.5	49.2	40.6	34.6	28.8
Total Proved	141.8	106.3	82.5	65.8	46.0
Total Proved + Probable	221.0	162.8	124.0	97.0	72.4

Latin American Operational Update

During the fourth quarter of 2004, our Colombian production averaged approximately 1,155 barrels of oil per day, down 6% from the previous quarter. Production was negatively affected by infrastructure problems and operational delays, particularly at Orito. Ecopetrol (the field operator) is continuing to address these operational shortfalls, and the Company has undertaken recompletion operations at our Orito 115, 113 and 112 wells to improve field production in the near term. Tests from our rig-less chemical interventions performed in late 2004 in Orito were very positive, with initial production improvements higher than expected. However, due to the ongoing operational inefficiencies, we have yet to achieve the increase in production we had initially observed, and we have deferred further chemical treatments until the base field operating potential has been restored.

Work has begun in preparation to spud our Orito 116 well in March 2005 targeting a large southwest extension to the main producing region of the Orito field. If successful, this well could lead to a number of additional offsetting locations, some of which have been assigned probable and possible reserves in the D&M evaluation.

New Exploration Blocks

An expansion phase of our Colombian new ventures strategy was launched in the first quarter 2005 through a series of applications for exploration and technical evaluation licenses with the Colombian National Hydrocarbon Agency ("ANH"). We have been focusing this expansion program on areas where we have technical or operational advantages, which exhibit low to moderate risk and sizable upside. Recently, we received confirmation to proceed with finalizing definitive contractual terms on two new Exploration Contracts and one Technical Evaluation Area ("TEA"). The Exploration Contracts will be governed by the new ANH fiscal terms whereby the Company pays 100% of the exploration costs and initially receives 100% of revenues subject only to an 8% royalty. The first of these exploration blocks is contiguous with our Orito block and is mapped to contain at least one significant prospect. This Block will initially be evaluated with a 3D seismic program covering both this anomaly and a large portion of Orito, which also appears highly prospective. The other Blocks are in the Llanos basin where we have identified a series of geological trends offering multi-pool prospects that can be delineated through the application of 3D seismic as an exploration and development tool.

2005 Capital Budget

The Company has approved an initial 2005 Colombian capital budget of US$13.5 million that includes drilling the Orito 116 location, shooting 3D seismic at Orito and on contiguous acreage, along with a number of recompletions and workovers at Orito and Neiva. With success in our base development and exploration program, and the spin-out of our Colombian subsidiary as a separate

public entity, we expect to increase this budget to over US$30 million, which would include drilling an additional 4 locations at Orito and up to 5 new locations at Neiva in 2005.

Colombian Corporate Reorganization

Petrobank is targeting a second quarter spin-out of our Latin American Business Unit. We intend to create a pure Latin American-focused entity that will be listed on both the Toronto and AIM exchanges, providing the Business Unit with its own financing capabilities and the goal of unlocking the unrealized potential embedded within this portion of Petrobank's portfolio.

Outlook

The D&M reserve report re-confirms the potential of our Colombian producing assets and the direction of our development drilling plans. The acquisition of highly prospective exploration licenses provides the basis to expand our activities in Colombia and take advantage of the compelling new fiscal terms. The planned spin-out of the Colombian business unit will increase the flexibility and value of these assets in the near term, adding value for our shareholders.

Natural gas volumes have been converted to barrels of oil equivalent ("boe") so that six thousand cubic feet ("mcf") of natural gas equals one barrel based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Boes may be misleading, particularly if used in isolation.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this release contains forward-looking statements relating to prospects and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A